                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                       National Vision Associates, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   638459107
             -------------------------------------------------------
                                 (CUSIP Number)

 Kimberley E. Thompson, c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive,
 ------------------------------------------------------------------------------
                       West Point, GA 31833 (703) 619-9678
                       -----------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                August 8, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 638459107                                     Page   2   of  15  Pages
         ------------                                        -----    ----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Campbell B. Lanier, III

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   /X/
                                                                      (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        136,957
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         750
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           136,957
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER

                        750
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     137,707
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 638459107                                     Page   3   of  15  Pages
         ------------                                        -----    ----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jane Lanier

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   /X/
                                                                      (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         750
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           -0-
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER

                        750
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     750
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 638459107                                     Page   4   of  15  Pages
         ------------                                        -----    ----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Campbell B. Lanier, IV

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   /X/
                                                                      (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        25,550
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         -0-
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           25,550
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,550
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 638459107                                     Page   5   of  15  Pages
         ------------                                        -----    ----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ITC Service Company

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   /X/
                                                                      (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        873,948
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         -0-
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           873,948
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     873,948
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 638459107                                     Page   6   of  15  Pages
         ------------                                        -----    ----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   /X/
                                                                      (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Georgia

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        700,000
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         -0-
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           700,000
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     700,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     00

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 638459107                                     Page   7   of  15  Pages
         ------------                                        -----    ----

Item 1.     Security and Issuer

             This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of National Vision Associates, LTD., a Delaware corporation (the "Company"), the principal executive offices of which are located at 296 Grayson Highway, Lawrenceville, Georgia 30045.

Item 2.     Identity and Background

             This statement is being filed by Campbell B. Lanier, III ("Mr. Lanier"), Jane Lanier ("Mrs. Lanier"); ITC Service Company ("ITC Service"), Campbell B. Lanier, IV ("Mr. Lanier IV"), and the Campbell B. Lanier, III Grantor Retained Annuity Trust (the "Trust" and, together with Mr. and Mrs. Lanier, Mr. Lanier IV and ITC Service, the "Reporting Persons").

             Mr. Lanier's principal occupation is Chairman, Chief Executive Officer and a director of ITC Holding Company, Inc. ("ITC Holding").
Mr. Lanier is also Chairman of the Board and Chief Executive Officer of the Company. Mrs. Lanier's principal occupation is homemaker. Mr. Lanier IV's principal occupation is manager of Enon Plantation, a hunting preserve.
The business address of Mr. and Mrs. Lanier and Mr. Lanier IV is
c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive, West Point,
Georgia 31833.

             During the last five years, none of Mr. Lanier, Mrs. Lanier, or Mr. Lanier IV has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             ITC Service, a Georgia corporation and a wholly owned subsidiary of ITC Holding, provides management services to all entities wholly owned by ITC Holding and provides management consulting to other entities in which ITC Holding holds an interest. The business address of ITC Service is 1239 O.G. Skinner Drive, West Point, Georgia 31833. During the last five years, ITC Service has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Attached as Appendix I hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ITC Service. To the knowledge of ITC Service, each of the directors and executive officers listed on Appendix I hereto is a United States citizen, and none of such directors and executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            ITC Holding is a holding company engaged through subsidiaries and other ownership interests in a variety of service businesses, primarily in the telecommunications industry. The business address of ITC Holding is 1239 O.G. Skinner Drive, West Point, Georgia 31833. During the last five years, ITC Holding has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Attached as Appendix II hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and

CUSIP No. 638459107                                     Page   8   of  15  Pages
         ------------                                        -----    ----


executive officer of ITC Holding. To the knowledge of ITC Service, each of the directors and executive officers listed on Appendix II hereto is a United States citizen, and none of such directors and executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The Trust is a grantor retained annuity trust established by Mr. Lanier under the laws of the state of Georgia. William H. Scott, III is the trustee of the Trust and holds both voting and dispositive control over those shares of Common Stock owned by the Trust. During the last five years, neither of the Trust nor Mr. Scott has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Because of the business and family relationships among the Reporting Persons, the Reporting Persons may be deemed to be a "group" within the meaning of the beneficial ownership provisions of the federal securities laws.

Item 3.     Source and Amount of Funds or Other Consideration

            Mr. Lanier purchased 836,957 shares of Common Stock for an aggregate consideration of $691,470. Mr. Lanier subsequently gifted 700,000 shares to the Trust. The funds used to purchase these shares came from Mr. Lanier's personal funds.

            Mrs. Lanier purchased 750 shares of Common Stock for an aggregate consideration of $167. The funds used to purchase these shares came from Mrs. Lanier's personal funds.

            Mr. Lanier, IV purchased 24,800 shares of Common Stock for an aggregate consideration of $125,300. The funds used to purchase these shares came from Mr. Lanier IV's personal funds. Mr. Lanier, IV also received 750 shares of Common Stock from Mr. Lanier in the form of a gift. No consideration was paid by Mr. Lanier, IV to Mr. Lanier for these shares.

            ITC Service purchased 873,948 shares of Common Stock of Common Stock for an aggregate consideration of $4,494,711.75. The funds used to purchase these shares came from the working capital of ITC Service.

            The Trust received 700,000 shares of Common Stock from Mr. Lanier in the form of a gift. No consideration was paid by the Trust to Mr. Lanier for these shares.

Item 4.     Purpose of Transaction

            The Reporting Persons have acquired shares of Common Stock in order to obtain a significant investment position in the Company. Depending upon market conditions and other factors, it is the current intention of the Reporting Persons to acquire additional shares of the Common Stock. The Reporting Persons, however, reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of all or a portion of the Common Stock which they now own or may hereafter acquire.

            The Reporting Persons have no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Company, a sale or transfer of any of the Company's assets, a change in the present Board of Directors or management of the Company, a change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, changes in the Company's charter or bylaws or with respect to the delisting or deregistration of any of the Company's securities.

CUSIP No. 638459107                                     Page   9   of  15  Pages
         ------------                                        -----    ----


Item 5.     Interest in Securities of the Issuer

             As of the date of this report, the Reporting Persons beneficially own an aggregate of 1,737,205 shares of the Company's Common Stock which represents approximately 8.22% of the 21,141,610 shares of the Company's Common Stock outstanding as of July 16, 1998.

The number of shares of Common Stock as to which:

Mr. Lanier has

     i)   sole power to vote or direct the vote             136,957

     ii)  shared power to vote or direct the vote               750

     iii) sole power to dispose or direct the disposition   136,957

     iv)  shared power to dispose or direct the disposition     750

Mrs. Lanier has

     i)   sole power to vote or direct the vote                   0

     ii)  shared power to vote or direct the vote               750

     iii) sole power to dispose or direct the disposition         0

     iv)  shared power to dispose or direct the disposition     750

Mr. Lanier, IV has

     i)   sole power to vote or direct the vote              25,550

     ii)  shared power to vote or direct the vote                 0

     iii) sole power to dispose or direct the disposition    25,550

     iv)  shared power to dispose or direct the disposition       0

ITC Service has

     i)   sole power to vote or direct the vote             873,948

     ii)  shared power to vote or direct the vote                 0

     iii) sole power to dispose or direct the disposition   873,948

     iv)  shared power to dispose or direct the disposition       0

Trust has

     i)   sole power to vote or direct the vote             700,000

     ii)  shared power to vote or direct the vote                 0

     iii) sole power to dispose or direct the disposition   700,000

     iv)  shared power to dispose or direct the disposition       0

CUSIP No. 638459107                                     Page  10   of  15  Pages
         ------------                                        -----    ----



        The Reporting Persons have engaged in the following transactions in the Company's Common Stock in the sixty days preceeding the date of this report:

Reporting                          Number of      Price        Type of
Person              Date           Shares         per Share    Transaction
Mr. Lanier,IV       22-Jul-98        1,000        4.750        Open Market
Mr. Lanier,IV       22-Jul-98       10,000        4.813        Open Market
Mr. Lanier,IV       23-Jul-98       10,000        4.938        Open Market
ITC Service         06-Aug-98       15,000        5.438        Open Market
ITC Service         08-Aug-98      300,00         5.563        Private Placement
ITC Service         10-Aug-98       68,000        5.563        Open Market
ITC Service         11-Aug-98       17,000        5.531        Open Market
ITC Service         12-Aug-98       12,500        5.500        Open Market
ITC Service         14-Aug-98       90,000        5.625        Open Market
ITC Service         14-Aug-98      250,000        5.563        Private Placement
ITC Service         17-Aug-98       35,000        5.625        Open Market
ITC Service         18-Aug-98       16,500        5.700        Open Market

        No person other than Mr. Lanier has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lanier except that with respect to the 750 shares of Common Stock owned by Mrs. Lanier of which Mrs. Lanier has such rights.

        No person other than Mr. Lanier,IV has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by Mr. Lanier,IV.

        No person other than ITC Service, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by ITC Service, except that since ITC Service is a wholly owned subsidiary of ITC Holding, ITC Holding indirectly has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by ITC Service.

        No person other than the Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock beneficially owned by the Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as reported above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons and any persons with respect to any securities of the Company.

CUSIP No. 638459107                                     Page  11   of  15  Pages
         ------------                                        -----    ----

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       August 19, 1998



  /s/ CAMPBELL B. LANIER, III
----------------------------------------
By: Campbell B. Lanier, III


/s/ JANE LANIER
----------------------------------------
By: Jane Lanier


  /s/ CAMPBELL B. LANIER, IV
----------------------------------------
By: Campbell B. Lanier, IV


ITC SERVICE COMPANY


  /s/ Kimberley E. Thompson
----------------------------------------
By:      Kimberley E. Thompson
Title:   Vice President - General Counsel
         and Secretary


CAMPBELL B. LANIER, III GRANTOR RETAINED ANNUITY TRUST

/s/ William B. Scott, III
-----------------------------------------
By:      William B. Scott, III
Title:   Trustee

CUSIP No. 638459107                                     Page  12   of  15  Pages
         ------------                                        -----    ----

                                   APPENDIX I

                OFFICERS AND DIRECTORS OF ITC SERVICE COMPANY

NAME OF DIRECTOR
OR EXECUTIVE OFFICER                      PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                      OR EMPLOYMENT
--------------------                      --------------------

Campbell B. Lanier, III, Director,        Chairman and Chief Executive Officer
Chairman and Chief Executive Officer      ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III, Director,          Chief Operating Officer and President
President and Chief                       ITC Holding Company, Inc.
Operating Officer
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Bryan W. Adams, Senior Vice President,    Senior Vice President - Chief Financial Officer
Chief Financial Officer,                  ITC Holding Company, Inc.
Treasurer and Assistant Secretary
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

Kimberley E. Thompson, Senior             Senior Vice President - General Counsel and Secretary
Vice President - General Counsel          ITC Holding Company, Inc.
and Secretary
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

J. Douglas Cox,                           Senior Vice President,
Senior Vice President,                    Corporate Development
Corporate Development                     ITC Holding Company, Inc.
c/o ITC Service Company
1239 O.G. Skinner Drive
West Point, Georgia 31833

CUSIP No. 638459107                                     Page  13   of  15  Pages
         ------------                                        -----    ----

Dabsey M. Gray, Vice President,           Vice President, Controller and
Controller and Assistant Secretary        Assistant Secretary
c/o ITC Service Company                   ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, Georgia 31833

CUSIP No. 638459107                                     Page   14  of  15  Pages
         ------------                                        -----    ----

                                   APPENDIX II

                   OFFICERS AND DIRECTORS OF ITC HOLDING, INC.

NAME OF DIRECTOR
OR EXECUTIVE OFFICER                      PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                      OR EMPLOYMENT
--------------------                      --------------------

Campbell B. Lanier III                    Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William H. Scott, III                     Chief Operating Officer and President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

J. Douglas Cox                            Senior Vice President - Corporate Development
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Allen E. Smith                            Vice President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Bryan W. Adams                            Senior Vice President - Chief Financial Officer and Assistant Secretary
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Robert M. Montgomery                      Vice President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Kimberley E. Thompson                     Senior Vice President - General Counsel and Secretary
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Dabsey M. Gray                            Vice President, Controller and Assistant Secretary
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

J. Smith Lanier, II, Director             Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

CUSIP No. 638459107                                    Page   15   of  15  Pages
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
William T. Parr, Director                 Vice Chairman
c/o ITC Holding Company, Inc.             J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

Malcolm C. Davenport, V, Director         Certified Public Accountant and
c/o ITC Holding Company, Inc.             Attorney
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Weber, Director                 Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

O. Gene Gabbard, Director                 Entrepreneur and Consultant
c/o ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William B. Timmerman, Director            Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             SCANA Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Burton, Director                President
c/o ITC Holding Company, Inc.             South Atlantic Capital Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Robert A. Dolson, Director                Chairman and President
c/o ITC Holding Company, Inc.             National Enterprises, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833